FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Nov 21, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A.

Interim financial information
Nine-month period ended
September 30, 2005 (Unaudited)
(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities Commission (CVM)).

Sadia S.A.

Interim financial information (Unaudited)

Nine-month period ended September 30, 2005

Contents

Independent accountants' review report

Balance sheets

Income statements

Notes to the interim financial information

5 6-7 8 9 - 44

Independent accountants' review report To The Board of Directors and Shareholders Sadia S.A. Concórdia - SC

1.
We have reviewed the interim financial information of Sadia S.A. and the consolidated interim financial information of Sadia S.A and its subsidiaries, for the nine-month period ended September 30, 2005, which comprises the balance sheets, the income statements, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2.
Our review was prepared in accordance with the review standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accounting, and included, basically: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material change which should be made to the interim financial information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

October 21, 2005 KPMG Auditores Independentes CRC 2SP014428/O-6 Adelino Dias Pinho Accountant CRC SP 097869/O-6-S-SC

Sadia S.A. Balance sheets (Unaudited) September 30, 2005 and June 30, 2005 (In thousands of Reais)

	Parent company		Consolidated
Assets	September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Current assets
Cash and cash equivalent	140,725	87,598	157,473	106,638
Short-term investments	467,340	458,642	2,104,840	1,836,847
Accounts receivable from future contracts	374	261	36,659	23,084
Trade accounts receivable	456,414	483,317	398,572	520,602
Inventories	1,112,960	1,178,352	1,149,628	1,201,533
Recoverable taxes	183,312	174,876	188,224	179,681
Deferred tax credits	16,084	16,084	18,173	17,348
Other credits	70,056	56,760	92,928	66,580

	2,447,265	2,455,890	4,146,497	3,952,313

Noncurrent assets
Long-term investments	77,069	76,639	77,069	76,639
Recoverable taxes	92,902	86,565	92,902	86,565
Deferred tax credits	70,873	71,428	70,873	71,428
Judicial deposits	78,315	79,224	78,421	79,330
Related parties	96,725	153,160	-	-
Other credits	43,316	26,828	43,994	27,522

	459,200	493,844	363,259	341,484

Permanent assets
Investments	974,037	903,570	84,861	81,628
Property, plant and equipment	1,428,070	1,301,981	1,432,260	1,305,172
Deferred charges	69,409	57,548	70,696	58,203

	2,471,516	2,263,099	1,587,817	1,445,003

Total assets	5,377,981	5,212,833	6,097,573	5,738,800

See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Balance sheets (Unaudited) September 30, 2005 and June 30, 2005 (In thousands of Reais)
	Parent company		Consolidated
Liabilities and shareholders' equity	September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Current liabilities
Loans and financing	986,035	1,089,946	1,412,163	1,532,635
Accounts payable from future contracts	-	-	17,775	10,43
Trade accounts payable	490,239	558,152	499,643	569,797
Advances from subsidiaries	470,867	404,765	-	-
Salaries, social charges and accrued vacation payable	125,576	112,185	126,814	113,430
Taxes payable	52,617	24,712	56,109	27,426
Dividends payable	655	48,149	655	48,149
Employees' profit sharing	21,985	13,224	22,479	13,611
Other accounts payable	98,919	120,487	112,011	139,231

	2,246,893	2,371,620	2,247,649	2,454,711

Noncurrent liabilities
Loans and financing	468,981	578,670	1,541,435	1,143,807
Related parties	339,997	117,520	-	-
Employee benefit plan	75,780	78,002	75,780	78,002
Provision for contingencies	66,057	65,272	68,405	67,566
Deferred taxes	12,158	13,080	12,158	13,080
Other accounts payable	18,416	16,474	18,390	16,451

	981,389	869,018	1,716,168	1,318,906

Minority interest in subsidiaries	-	-	(903)	(823)

Shareholders' equity
Capital	1,500,000	1,500,000	1,500,000	1,500,000
Profit reserves	292,373	292,373	292,373	292,373
Treasury stock	(10,377)	(1,189)	(10,377)	(1,189)
Retained earnings	367,703	181,011	352,663	174,822

	2,149,699	1,972,195	2,134,659	1,966,006

Total liabilities and shareholders' equity	5,377,981	5,212,833	6,097,573	5,738,800

See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Income statements (Unaudited) September 30, 2005 and 2004 (In thousands of Reais, except for information on shares)

	Parent company				Consolidated
	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Gross operating revenue:
Domestic market	1,042,646	939,149	2,985,688	2,642,019	1,042,647	941,386	3,018,121	2,648,637
Foreign market	1,041,521	854,104	2,806,497	2,342,988	1,099,730	949,327	3,071,245	2,655,393
	2,084,167	1,793,253	5,792,185	4,985,007	2,142,377	1,890,713	6,089,366	5,304,030
Sales deductions:
Value-added tax on sales and sales deductions	(204,946)	(213,144)	(620,411)	(588,871)	(232,738)	(270,461)	(735,927)	(719,228)
Net operating revenue	1,879,221	1,580,109	5,171,774	4,396,136	1,909,639	1,620,252	5,353,439	4,584,802
Cost of goods sold	(1,415,161)	(1,165,489)	(3,954,368)	(3,133,046)	(1,383,356)	(1,172,651)	(3,928,657)	(3,167,006)
Gross profit	464,060	414,620	1,217,406	1,263,090	526,283	447,601	1,424,782	1,417,796
Operating income (expenses):
Selling expenses	(275,796)	(269,681)	(816,067)	(708,997)	(298,767)	(297,013)	(900,318)	(810,339)
Management fees	(3,230)	(3,074)	(9,523)	(8,996)	(3,230)	(3,074)	(9,523)	(8,996)
Administrative and general expenses	(13,352)	(12,125)	(39,350)	(38,550)	(13,352)	(12,649)	(39,350)	(39,444)
Financial income (expenses), net	18,363	19,520	45,837	(53,501)	84,179	75,012	251,362	(103,217)
Other operating expenses - NET	(12,175)	(4,553)	(25,390)	(18,065)	(9,217)	(3,396)	(23,077)	(27,223)
Equity in income of subsidiaries	65,883	16,513	144,605	(13,635)	(52,994)	(49,054)	(188,454)	(4,206)
Operating income	243,753	161,220	517,518	421,346	232,902	157,427	515,422	424,371
Nonoperating income (expense)	(826)	(736)	3,321	(1,894)	1,152	(684)	5,281	(1,883)
Income before income and social contribution taxes	242,927	160,484	520,839	419,452	234,054	156,743	520,703	422,488
Current income and social contribution taxes	(56,602)	(27,134)	(80,459)	(54,935)	(57,462)	(27,850)	(81,582)	(57,827)
Deferred income and social contribution taxes	367	(17,440)	(16,700)	(53,662)	1,192	(16,189)	(17,254)	(53,495)
Net income before minority interest	186,692	115,910	423,680	310,855	177,784	112,704	421,867	311,166
Minority interest	-	-	-	-	57	21	1,100	89
Net income	186,692	115,910	423,680	310,855	177,841	112,725	422,96 7	311,255
Outstanding shares net of treasury stock (thousands)	680,496	682,696	680,496	682,696	680,496	682,696	680,496	682,696
Earnings per share - In Reais	0.27435	0.16978	0.62260	0.45533	0.26134	0.16512	0.62156	0.45592

See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Notes to the interim financial information (Unaudited) Nine-month period ended September 30, 2005 (In thousands of Reais)

1 Operations

The Company’s main business activities are organized into three operational segments: breeding and slaughtering of poultry (chickens and turkeys), swine and the industrial processing and distribution of food products (frozen and chilled), which are commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through several sales points in the local market and to countries located in Europe, Middle East, Eurasia, Asia, the Americas and third markets. The Company has 13 industrial units and 16 distribution centers located within 14 Brazilian states and the Federal District.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line, pre-sliced ready-packed products, and desserts (Miss Daisy).

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2 Preparation and presentation of the interim financial information

The individual and consolidated interim financial information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities Commission - CVM.

3 Summary of the principal accounting practices

a. Income statement

Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement for the period.

c.	Accounting estimates

The preparation of the financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least monthly.

d.	Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the US dollar, plus interest earned up to the date of the interim financial information.

e.	Allowance for doubtful accounts

The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

f.	Inventories

Inventories are stated at the lower of average cost of acquisition or production, including expenditure incurred in acquiring the inventories and bringing them to their existing location and condition, on market value.

g.	Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method of accounting, based on the respective shareholders’ equity valued at the same date and in accordance with accounting practices adopted by the Company.

The financial information of foreign subsidiaries is translated into Brazilian Reais, based on the following criteria:

• Balance sheet accounts at the exchange rate at the end of the period.
• Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation, when applicable.

h.	Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at annual rates taking into consideration the useful economic life of the assets, adjusted for the number of operating shifts, as presented in Note 11. Amortization of the formation costs of breeding stock is calculated based on the estimates for production of eggs and piglets. The depletion of forest resources is calculated based on the extraction and the average cost of the forest. Interest accrued on financing of projects for construction, modernization and expansion of industrial units is allocated to the costs of the corresponding construction in progress.

i.	Deferred charges

Deferred charges are related to pre-operating costs incurred in the implementation of software, and are amortized on a straight-line basis over 5 years as from the beginning of operation.

j.	Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

k.	Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

l.	Income and social contribution taxes

The income and social contribution taxes both, current and deferred, are calculated based on the effective income and social contribution tax on taxable income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including also tax loss carryforward and negative basis of social contribution.

m.	Employees´benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

n.	Reclassifications

Management, aiming at better reflecting the accounting classification of the transactions involving bonuses to clients, as from the first quarter of 2005, made the following reclassification in the quarterly financial information, inclusively retroactively for comparability of information:

• Bonuses to clients in the amount of R$46,539 in the nine-month period of 2005 (R$52,375 in the nine-month period of 2004) from selling expenses to sales deductions.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

o.	Supplementary information

The statements of cash flows and added value are supplementary to the aforementioned financial information and have been included to facilitate additional analysis.

The statements of cash flows have been prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

The statements of added value have been prepared in accordance with the model of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute of Accounting, Actuarial and Financial Research) of the University of São Paulo, which have the objective of demonstrating the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

p.	Consolidated financial information

The transactions and balances between the Parent and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated into the inventory balances at the end of each period. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

In the case of joint ventures, the assets, liabilities and shareholders’ equity and the result for the period were consolidated in proportion to the percentage of ownership.

In accordance with the CVM 408/04 Instruction, the Company consolidated the interim financial information of its investment funds Concórdia Foreign Investment Fund Class A and Taurus Fund Limited, where it is the wholly owned investment holder. These investment funds have the sole purpose of centralizing the foreign investment fund portfolio, delegating to third party the administrative functions and maximizing shareholder returns. As of September 30 and June 30, 2005, these investment funds were consolidated in the Company’s financial information as they had loans collateralized by its own financial assets.

The consolidated financial information includes the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Shareholdings in % at
September 30, 2005	June 30, 2005

Sadia International Ltd.	100.00	100.00
Sadia Uruguay S.A.	100.00	100.00
Sadia Alimentos S.A.	0.01	0.01
Sadia Chile S.A.	60.00	60.00
Sadia Alimentos S.A.	99.99	99.99
Churrascaria Beijing Brazil Ltd. (*)	50.00	50.00
Concórdia Foods Ltd. (*)	50.00	50.00
Sadia UK Ltd.	100.00	100.00

Concórdia S.A. C.V.M.C.C.	99.99	99.99

Empresa Matogrossense de Alimentos Ltda. (**)	100.00	-

Rezende Óleo Ltda.	100.00	100.00
Rezende Marketing e Comunicações Ltda.	0.09	0.09

Rezende Marketing e Comunicações Ltda.	99.91	99.91

Sadia GmbH	100.00	100.00
Wellax Food Logistics C. P. A. S. U. Lda.	100.00	100.00
Sadia Foods GmbH	100.00	100.00
Qualy B. V.	100.00	100.00
Sadia Japan Ltd.	100.00	100.00

(*) Joint-ventures.
(**) Control acquired on September 9, 2005 (see note 10).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Reconciliation of shareholders’ equity and net income of the Company to the consolidated shareholders’ equity and net income is as follows:

Net income	Shareholders' equity
September 30, 2005	September 30, 2004	September 30, 2005	June 30, 2005

Financial information - Company	423,680	310,855	2,149,699	1,972,195

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(15,040)	(7,362)	(29,367)	(20,516)

Reversal of the elimination of unrealized result in inventories, net of taxes, resulting from intercompany operations at December 31, 2004 and 2003	14,327	7,762	14,327	14,327

Financial information - Consolidated	422,967	311,255	2,134,659	1,966,006

4 Long and short-term investments
Parent company	Consolidated
Interest% (annual average)	September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Short-term investments
Local currency
Investment funds	19.55	185,917	177,962	220,931	357,805
Austrian Bonds indexed in Reais	17.75	267,674	256,755	267,674	256,755
Others	7.82	95	93	95	93
		453,686	434,810	488,700	614,653

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
Parent company	Consolidated
Interest% (annual average)	September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Foreign currency
Investment funds	9.98	-	-	1,415,025	1,037,052
Interest-bearing current accounts	3.75	-	-	186,277	160,744
Swap contracts		13,654	23,832	13,654	23,832
Interest change contracts		-	-	1,184	566

		13,654	23,832	1,616,140	1,222,194

Total short-term		467,340	458,642	2,104,840	1,836,847

Long-term investments
Local currency
Treasury bills - LFT	17.47	52,166	49,803	52,166	49,803
National Treasury Certificate - CTN	12.00	24,860	24,499	24,860	24,499

		77,026	74,302	77,026	74,302
Foreign currency
Swap contracts		43	2,337	43	2,337

Total long-term		77,069	76,639	77,069	76,639

Long-term investments as of September 30, 2005 mature as follows:

Maturity
2006	43
2008	52,166
2010 onwards	24,860
77,069

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The investment fund portfolio in local currency is composed principally of post-fixed Bank Deposit Certificates and investment fund shares.

The investment fund portfolio in foreign currency is composed principally of structured notes and assets indexed in Reais with post-fixed remuneration, issued by highly rated American and European banks, which are linked to equally highly rated titles of Brazilian banks and companies.

During the second quarter of 2004, Management decided to dispose of the Brazilian debt securities (Brazil Global and Brazil C Bearer Bonds), which were part of the portfolio of investment funds of its subsidiary abroad, thus reducing the exposure of the Company and its subsidiaries to the volatility of these securities, and recognized a loss of R$110,000.

5 Accounts receivable

Parent company	Consolidated
September 30 , 2005	June 30 , 2005	September 30 , 2005	June 30, 2005
Foreign:
Subsidiaries	221,278	227,005	-	-
Customers	119,014	171,735	285,319	440,557
Advance on export contracts	(43,152)	(48,046)	(43,152)	(48,046)

Total	297,140	350,694	242,167	392,511

Domestic customers	169,047	143,166	169,055	143,174
(-) Allowance for doubtful accounts	(9,773)	(10,543)	(12,650)	(15,083)

	456,414	483,317	398,572	520,602

As a way of reducing its credit risk and financial indebtedness, the Company maintains a revolving line of credit up to the amount of US$100 million, through assignment of receivables from the Company’s exports. The cost of the operation is an average interest rate of 0.7% p.a. + LIBOR. Credit insurance was taken out with third parties, covering 90% of the value of the receivables, and the beneficiaries in the event of default were the purchasing financial institutions. At September 30, 2005 and June 30, 2005, the assigned amount of outstanding receivables amounted to approximately US$ 100 million.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The Company also assigned receivables to a Credit Rights Investment Fund (FIDC) administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. At September 30, 2005 the net worth of this fund was R$ 220,794 (R$211,660 at June 30, 2005), of which R$148,215 (R$123,535 at June 30, 2005) was represented by acquisition of receivables from the internal market of Sadia S.A., with a discount cost equivalent to 95% of the Interbank Deposit Certificate (CDI) for the senior quota. The assignment of receivables is performed without recourse, and the eventual losses through default to Sadia are limited to the value of the subordinated quotas, which represented R$14,727 in September 30, 2005.

For other domestic accounts receivables, the Company has credit insurance, which guarantees compensation, in case of delinquency, of 85% to customers with pre-approved credit and of 60% to the new customers or with a credit limit below R$ 50 thousand.

6 Inventories

Parent company	Consolidated
September 30, 2005	June 30 , 2005	September 30, 2005	June 30, 2005
Finished goods and products for sale	319,477	363,497	348,338	384,413
Livestock and poultry for slaughter and sale	383,388	409,079	383,388	409,079
Raw materials	237,184	224,949	238,246	226,787
Work in process	45,718	51,909	45,718	51,909
Packaging materials	35,845	34,639	35,845	34,639
Storeroom	21,039	20,885	21,039	20,885
Products in transit	8,289	8,134	15,033	8,318
Advances to suppliers	47,934	54,785	47,935	55,028
Imports in transit	14,086	10,475	14,086	10,475

	1,112,960	1,178,352	1,149,628	1,201,533

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

7 Recoverable taxes

Parent company	Consolidated
September 30, 2005	June 30 , 2005	September 30, 2005	June 30, 2005
ICMS	143,531	112,551	144,799	113,927
COFINS	57,992	61,036	58,321	61,365
PIS	21,119	18,354	21,119	18,354
IPI	49,291	50,439	49,324	50,472
Income and social contribution taxes	4,225	19,004	7,495	22,064
Others	56	57	68	64

	276,214	261,441	281,126	266,246

Short-term portion	183,312	174,876	188,224	179,681

Long-term portion	92,902	86,565	92,902	86,565

a. Value-added tax on sales and services - ICMS
Composed of credits generated by the commercial operations of a number of the Company’s units which will be offset against debits of this tax.

b. Contributions on sales and services - PIS/COFINS
Composed of credits arising from non-cumulative collection of PIS and COFINS which will be offset against debits of these contributions and/or other federal taxes.

c. Excise tax - IPI
Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives.

d. Income and social contribution taxes
Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

8 Deferred tax asset and balances

a. Composition of deferred tax asset balances

Parent company	Consolidated
September 30, 2005	June 30 , 2005	September 30, 2005	June 30, 2005
Deferred tax asset
Temporary differences
Benefit plan	25,765	26,520	25,765	26,520
Provision for contingencies	22,459	22,192	23,258	22,972
Allowance for doubtful accounts	9,603	9,882	9,603	9,882
Provision for loss on property, plant and equipment	4,634	4,634	4,634	4,634
Employees' profit sharing	7,475	4,496	7,643	4,797
Others	2,292	2,491	3,414	2,674
Tax loss carryforwards and negative basis of social contribution	11,556	13,908	11,556	13,908
Summer Plan depreciation	3,173	3,389	3,173	3,389

Total deferred tax asset	86,957	87,512	89,046	88,776

Short-term portion	16,084	16,084	18,173	17,348
Long-term portion	70,873	71,428	70,873	71,428

Deferred tax liability:
Depreciation on rural activities	12,158	13,080	12,158	13,080

Total deferred tax liability	12,158	13,080	12,158	13,080

Net balance	74,799	74,432	76,888	75,696

b. Realization of deferred tax asset projection

Management considers that the deferred tax assets arising from the temporary differences will realize when the contingency provisions are settled and the projected obligations related to the pension plan are liquidated.

Deferred tax assets in the amount of R$11,556 arising from tax losses and negative basis of social contribution of a subsidiary abroad will be realized according to management’s estimate within a period of three years.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

9 Related party transactions and balances

Related party transactions relate mainly to sales operations between the Company and its subsidiaries that were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

Balance sheet
September 30 , 2005	June 30 , 2005
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	207,333	222,783
Sadia International Ltd.	2,011	-
Sadia Alimentos S.A.	1,797	1,790
Sadia Uruguay S.A.	390	440
Qualy B.V.	4,668	-
Sadia Chile S.A.	5,079	1,992

	221,278	227,005

Loans
Wellax Food Logistics C. P. A. S. U. Lda.	95,968	152,457
Sadia International Ltd.	(240)	(254)
Rezende Óleo Ltda.	848	847
Concórdia S.A. CCVMCC	93	55
Rezende Marketing e Comunicação Ltda.	56	55

	96,725	153,160

Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(808,952)	(520,264)
Sadia International Ltd.	(1,912)	(2,021)

	(810,864)	(522,285)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Statement of Income
September 30, 2005	September 30, 2005
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	1,729,827	1,561,579
Sadia International Ltd.	1,439	74,896
Sadia Chile S.A.	11,725	7,444
Sadia Alimentos S.A.	9,090	5,982
Sadia Uruguay S.A.	3,761	3,393
Só Frango Produtos Alimentícios Ltda.	1,312	-

	1,757,154	1,653,294

Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	70,552	-
Sadia International Ltd.	423	760

	70,975	760

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

10 Investments
Investment balances
Investments	Ownership	Shareholders' equity	Net income (loss) for the period	Equity result	September 30 , 2005	June 30, 2005
Sadia GmbH	100.00%	770,307	323,613	151,190	770,307	705,557
Sadia International Ltd.	100.00%	83,707	79	-15,752	83,707	84,221
Concórdia S.A. CVMCC	99.99%	52,777	3,928	6,154	52,777	50,787
Rezende Óleo Ltda.	100.00%	1,138	(413)	(413)	1,138	1,138
Rezende Marketing e Comun. Ltda.	99.91%	(26)	(2)	(2)	-	-
Só Frango Produtos Alimentícios Ltda.		-	-	5,654	-	-
Empresa Matogrossense de Alimentos Ltda.	100.00%	1,350	-	-	1,350	-

Total in subsidiaries				146,831	909,279	841,703

Goodwill in acquisition of investments				-	63,313	60,422
Other investments				-	1,445	1,445

Total investments of the Company				146,831	974,037	903,570

Other investments of subsidiaries/affiliates				-	20,103	18,671
Investments eliminated on consolidation				(333,059)	(909,279)	(840,613)

Total consolidated investments				(186,228)	84,861	81,628
Movement of the investments in the quarter:
Shareholding result
Changes of investments in the period	Acquisition	Amortization	Operating	Non-operating
Sadia GmbH	-	-	64,750	-
Sadia International Ltd.	-	-	(514)	-
Concórdia S.A. CCVMCC	-	-	1,648	342
Rezende Marketing e Com. Ltda.	-	-	(1)	-
Empresa Matogrossense de Alimentos Ltda.	1,350	-	-	-
	1,350	-	65,883	342
Goodwill in acquisition of investments	8,054	(5,163)	-	-

Total	9,404	(5,163)	65,883	342

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The accumulated income from equity interest in the parent company is represented by an operating income of R$144,605 and a nonoperating income of R$2,226. In the consolidated statement it is represented by conversion losses in the amount of R$188,454 and a nonoperating income of R$2,226.

On January 3, 2005 the Company acquired 100% of the shares of Só Frango Produtos Alimentícios Ltda. The acquisition generated goodwill in the amount of R$ 62,505, which will be amortized within 3 years based on the expected profitability of the investment.

In the Extraordinary General Meeting held on April 29, 2005, the incorporation of the wholly owned subsidiary Só Frango Produtos Alimentícios Ltda. was approved by the shareholders of Sadia S.A., with the aim of obtaining operating and corporate benefits, amongst others, resulting in a significant economy of scale due to the decrease in expenses arising from centralizing and rationalizing administrative and operational activities.

On September 9, 2005 Sadia S.A. acquired 100% of the quotas representing the capital of the company Matogrossense de Alimentos Ltda., located in Lucas do Rio Verde, where the Company’s new industrial complex will be established. In the acquisition, goodwill in the amount of R$8,054, was paid, which will be amortized as from the start-up of operations, forecasted for 2007.

11 Property, plant and equipment

Parent company
	Cost	Depreciation	Residual amount

Interest % (annual average)	September 30, 2005	September 30, 2005	September 30, 2005	June 30, 2005
Lands	-	62,010	-	62,010	55,621
Buildings	4%	704,759	(324,130)	380,629	381,094
Machinery and equipment	15%	936,714	(529,151)	407,563	371,072
Installations	10%	213,666	(118,302)	95,364	93,462
Vehicles	27%	11,882	(7,615)	4,267	4,474
Breeding stock	-	206,622	(105,159)	101,463	105,095
Forestation and reforestation	-	24,015	(8,022)	15,993	15,728
Others	-	1,694	(1,284)	410	311
Construction in progress	-	306,810	-	306,810	228,617
Advances to suppliers		53,561	-	53,561	46,507

		2,521,733	(1,093,663)	1,428,070	1,301,981

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Consolidated

	Cost	Depreciation	Residual amount
Interest % (annual average)	September 30, 2005	September 30, 2005	September 30, 2005	June 30, 2005
Lands	-	62,213	-	62,213	55,725
Buildings	4%	705,458	(324,605)	380,853	381,332
Machinery and equipment	15%	939,118	(530,373)	408,745	372,288
Installations	10%	213,923	(118,388)	95,535	93,637
Vehicles	27%	12,849	(7,814)	5,035	5,272
Breeding stock	-	206,622	(105,159)	101,463	105,095
Forestation and reforestation	-	24,015	(8,022)	15,993	15,728
Others	-	3,063	(2,037)	1,026	971
Construction in progress	-	307,836	-	307,836	228,617
Advances to suppliers	-	53,561	-	53,561	46,507

		2,528,658	(1,096,398)	1,432,260	1,305,172

a.	The construction in progress is mainly represented by projects related to expansion and optimization of the industrial units.

b.
In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$12,084 (R$7,946 in the period ended on September 30, 2004).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

12 Deferred charges
Parent company
	Cost	Amortization	Residual value
Rate	September 30, 2005	September 30, 2005	September 30, 2005	June 30 , 2005
Preoperating expenses	25%	148,302	(81,423)	66,879	54,538
Product development	20%	7,194	(4,859)	2,335	2,801
Others	20%	349	(154)	195	209

		155,845	(86,436)	69,409	57,548

Consolidated
Cost	Amortization	Residual value
Rate	September 30, 2005	September 30, 2005	September 30, 2005	June 30, 2005
Preoperating expenses	25%	149,960	(81,876)	68,084	55,100
Product development	20%	7,194	(4,859)	2,335	2,801
Others	20%	537	(260)	277	302

		157,691	(86,995)	70,696	58,203

The Company reviewed its assumptions for the amortization of pre-operating expenses incurred in the implementation of management software, reducing the amortization period from 5 to 4 years. This change in the amortization estimate results from the implementation of a new version of the software, which has been concluded on October, 2004. This change generated additional accumulated amortization in the period in the amount of R$8,742.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

13 Loans and financing - Short-term
Parent company	Consolidated
	September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Short-term
Foreign currency

Net working financing obtained from the custodian financial institution of structured notes invested by the Company subject to LIBOR variation for 1-month deposits (3.86% in September 2005) plus interest of 0.10% p.a., guaranteed by its investments

	-	-	313,141	260,561

Advanced collection relating to the receivables sold, with no interest	28,736	40,498	122,096	210,834
Export financing composed of prepayment subject to LIBOR variation for 6-month deposits (4.23% in September 2005) plus interest of 4.15% p.a., guaranteed by promissory notes or sureties
	89,297	71,641	89,297	71,641
Credit lines for the development of foreign trade, with interest rates of 5.43% p.a., guaranteed by promissory notes or sureties
		-	6,370	6,179

Currency swap contracts	8,902	14,116	8,902	14,116
Interest rate swap contracts	449	237	449	237
	127,384	126,492	540,255	563,568
Local currency
Rural credit lines and working capital loans with interest of 8.75% p.a.	162,453	159,999	162,453	159,999

Currency swap contracts	129,034	141,520	129,034	141,520

	291,487	301,519	291,487	301,519

	418,871	428,011	831,742	865,087
Short-term portion of the long-term debt
Foreign currency
IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, of which R$65,175 is subject to interest at the rate of 8.52% p.a., and R$24,910 at 9.05% p.a., guaranteed by real estate mortgages
	90,085	106,009	90,085	106,009

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
Parent company	Consolidated
September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Export financing composed of prepayment in amount of R$157,232 subject to LIBOR variation for 6-month deposits (4.23% in September 2005) and interest of 8.30% p.a. and a line focused on the incentive for foreign trade activities, in amount of R$13,257 subject to LIBOR variation for 6-month deposits (4.23% in September 2005) plus annual interest of 5.43% p.a., guaranteed by promissory notes or sureties
	157,232	229,068	170,489	234,681
BNDES (National Bank for Economic and Social Development), for investments and exports credit lines, composed as follows: FINEM in the amount of R$9,904 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$362 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.50%, guaranteed by mortgage bonds and real estate mortgage
	10,266	10,919	10,266	10,919
Net working financing obtained from the custodian financial institution of structured notes invested by the Company, subject to LIBOR variation for 1-month deposits (3.86% in September 2005) plus interest of 0.10% p.a., guaranteed by its investments.
	136,918	143,510	136,918	143,510
	394,501	489,506	407,758	495,119
Local currency
BNDES (National Bank for Economic and Social Development), investments and exports credit lines, composed as follows: FINAME in the amount of R$ 7,333 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in September 2005) and interest of 3.30% p.a., FINAME-EXIM in the amount of R$ 138,827 subject to TJLP (9.75% p.a. in September 2005) and interest of 3.95% p.a. and FINEM in the amount of R$ 17,219 subject to TJLP (9.75% p.a. in September 2005) and interest of 3.49% p.a., guaranteed by mortgage bonds and real estate mortgages
	163,379	165,043	163,379	165,043
PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties
	4,042	2,790	4,042	2,790
Others subject to interest from 4% to 13.18% p.a.	5,242	4,596	5,242	4,596
	172,663	172,429	172,663	172,429

Short-term portion of long-term debt	567,164	661,935	580,421	667,548
Total short-term	986,035	1,089,946	1,412,163	1,532,635
At September 30, 2005 the weighted average interest on short-term loans was 6.44% p.a. (6.83% p.a. at June 30, 2005).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

14 Loans and financing - Long-term
Parent company	Consolidated
	September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Foreign currency
Export financing composed of prepayment in amount of R$401,842, payable in installments up to 2010, subject to LIBOR variation for 6-month deposits (4.23% in September 2005) plus annual interest of 8.30% p.a., and a line focused on the incentive for foreign trade in amount of R$1,085,711, with an interest rate of 5.43% p.a., guaranteed by promissory notes or sureties
	401,842	487,790	1,487,553	1,058,540

Financing subject to LIBOR variation for 1-month deposits (3.86% in September 2005) plus interest of 0.10% p.a., guaranteed by its own titles
	136,918	143,510	136,918	143,510

IFC (International Finance Corporation) funding in foreign currency for investments in property, plant and equipment, of which R$65,175 is subject to interest at the rate of 8.52% p.a. and R$24,910 at 9.05% p.a., guaranteed by real estate mortgages
	90,085	106,009	90,085	106,009
BNDES (National Bank for Economic and Social Development), payable from 2005 to 2008, composed as follows: FINEM in the amount of R$30,279 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$632 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.50% p.a. guaranteed by mortgage bonds and real estate mortgages	30,911	35,540	30,911	35,540

Currency swap contracts	5,200	6,416	5,200	6,416

	664,956	779,265	1,750,667	1,350,015

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Parent company	Consolidated
September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Local currency
BNDES (National Bank for Economic and Social Development), investments and exports credit lines, payable from 2005 to 2008, composed as follows: FINAME in the amount of R$12,511 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in September 2005) and interest of 3.30% p.a., FINAME-EXIM in the amount of R$138,827 subject to TJLP (9.75% p.a. in September 2005) and interest of 3.95% p.a. and FINEM in the amount of R$41,592 subject to TJLP (9.75% p.a. in September 2005) and interest of 3.49% p.a., guaranteed by mortgage bonds and real estate mortgages	192,930	262,751	192,930	262,751

PESA - Special Aid for Agribusiness payable from 2005 to 2020, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	129,736	140,991	129,736	140,991

Currency swap contracts	8,359	27,101	8,359	27,101
Others subject to interest from 4% to 13.18% p.a.	40,164	30,497	40,164	30,497

	371,189	461,340	371,189	461,340

	1,036,145	1,240,605	2,121,856	1,811,355

Short-term portion of long-term debt	(567,164)	(661,935)	(580,421)	(667,548)

Total long-term	468,981	578,670	1,541,435	1,143,807

The noncurrent portions of financings at September 30, 2005 mature as follows:
Maturity	Parent company	Consolidated
2006	66,386	178,850
2007	86,791	146,791
2008	76,169	76,169
2009	55,508	122,174
2010 onwards	184,127	1,017,451
	468,981	1,541,435
The International Finance Corporation - IFC funding involves certain restrictive covenants for distribution of dividends in addition to minimum mandatory dividends when obligations, such as certain consolidated financial ratios (current liquidity, long-term and total indebtedness) are not met. At December 31, 2003, the Company did not meet the obligation in connection with consolidated long-term indebtedness ratios, reclassifying for this reason the portion of long-term debt to short-term. This condition remains the same for this period.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

15 Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:
· Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
· Payment of a bonus for time of service;
· Payment of indemnification for termination of service; and
· Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations.

16 Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the evaluation by the Company’s legal counsel, which considered that unfavorable outcomes are likely. Whenever necessary, judicial deposits were made, on September 30, 2005 an amount of R$ 78,315 (R$ 78,421 on the consolidated) are recorded.

The Company’s management believes that the provision for contingencies shown below is sufficient to cover any losses arising from legal proceedings.

Parent company	Consolidated
September 30, 2005	June 30, 2005	September 30, 2005	June 30, 2005
Tax proceedings	36,321	36,183	38,641	38,449
Civil proceedings	13,751	14,405	13,751	14,405
Labor proceedings	15,985	14,684	16,013	14,712
	66,057	65,272	68,405	67,566
Tax litigation The main tax contingencies involve the following cases:

a.	Income and social contribution taxes on net income
Provision for income and social contribution taxes on net income amounting to R$6,918, recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002).

b.	State VAT (ICMS)
The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$19,079.

c.	Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$12,644.

The Company has other tax contingencies where the claimed amount is R$492,900, which were assessed as possible losses by the Company’s legal counsel and management and, therefore, no provision was recorded.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Civil litigation
Represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other civil contingencies where the claimed amount is R$45,390, which were assessed as possible losses by the Company’s legal counsel and management and, therefore, no provision was recorded.

Labor claims
There are approximately 1,730 labor claims against the Company. These claims involve mainly the payment of overtime, and health exposure or hazard premiums, none of them involving a significant amount on an individual basis.

17 Shareholders’ equity - Parent company

a.	Capital
Subscribed and paid-in capital is represented by the following shares with no par value, at September 30, 2005 and June 30, 2005:
September 30, 2005	June 30, 2005
Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000
Total shares	683,000,000	683,000,000
Preferred shares in treasury	(2,504,288)	(524,288)
Total outstanding shares	680,495,712	682,475,712

b.	Changes in shareholders’ equity
	Profit	Treasury	Retained
Capital	Reserves	Stock	Earnings	Total
Balances as of December 31, 2004	1,000,000	767,441	(198)	24,932	1,792,175

Net income for the quarter	-	-	-	97,254	97,254

Balances as of March 31, 2005	1,000,000	767,441	(198)	122,186	1,889,429

Increase of Capital	500,000	(475,068)	-	(24,932)	-
Interest on shareholders' equity	-	-	-	(55,977)	(55,977)
Acquisition of shares	-	-	(991)	-	(991)
Net income for the quarter	-	-	-	139,734	139,734

Balances as of June 30, 2005	1,500,000	292,373	(1,189)	181,011	1,972,195

Acquisition of shares	-	-	(9,188)	-	(9,188)
Net income for the quarter	-	-	-	186,692	186,692
Balances as of September 30, 2005	1,500,000	292,373	(10,377)	367,703	2,149,699

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

c.	Treasury stock
The Company’s treasury stock consists of 2,504,288 preferred shares acquired for R$ 10,377 for future sale and/or use in the stock option plan. At September 30, 2005 the market value corresponded to R$ 16,779.

d.	Market value
The market value of Sadia S,A, shares according average quotation of shares negotiated on the São Paulo Stock Exchange - BOVESPA, corresponded to R$6.70 per share at September 30, 2005 (R$4.55 at June 30, 2005). Net equity on that date was R$3.15 per share (R$2.89 at June 30, 2005).

18 Stock option plan

In the Ordinary and Extraordinary General Meeting of April 29, 2005 the stock option plan was approved in its first phase for the Company’s officers. The plan comprises nominative preferred shares issued by the Company available in treasury and has the long-term aim of stimulating the feeling of ownership and commitment to the Company by the participants, and, thus, is in line with the shareholders’ interests.

The plan will be managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date and the date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted at September 30, 2005 is presented as follows:

Data	Price of shares
Grant date	Start	Final	Number of shares	Price on the Grant date	Updated - INPC	Market09/30/05
6/24/2005	6/23/2008	6/23/2010	2,200,000	4.55	4.56	6.7

Since the Company has treasury shares earmarked for the stock option plan, the difference between the market value and the updated price for the year will not affect the Company's results.

19 Employees’ profit sharing

The Company concedes to its employees’ a profit sharing plan, which depends on attaining specific targets, established and agreed at the beginning of each year. This plan has been approved by the Company’s Board of Directors and it has been registered through a formal agreement with the Unions.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

20 Financial result
Parent company	Consolidated
September 30 , 2005	September 30, 2004	September 30, 2005	September 30, 2004
Financial expenses
Interest	(159,254)	(188,296)	(172,521)	(258,911)
Monetary variations - Liabilities	(2,829)	(28,514)	(10,130)	(35,981)
Exchange variations - Liabilities	302,456	64,267	292,532	38,065
Others	(31,449)	(10,671)	(43,251)	(26,903)
	108,924	(163,214)	66,630	(283,730)
Financial income
Interest	68,195	120,556	158,108	183,721
Monetary variations - Assets	185	4,372	185	5,113
Exchange variations - Assets	(145,729)	(30,990)	4,847	(33,524)
Others	14,262	15,775	21,592	25,203
	(63,087)	109,713	184,732	180,513

Financial result, net	45,837	(53,501)	251,362	(103,217)

21 Income and social contribution taxes
Income and social contribution taxes were calculated at applicable rates and a reconciliation with the income and social contribution taxes expenses, is shown below:
Parent company	Consolidated
September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004

Income before taxation/profit sharing	520,839	419,452	520,703	422,488
Interest on shareholders' equity	(55,977)	(51,349)	(55,977)	(51,349)

Income before income and social contribution taxes	464,862	368,103	464,726	371,139

Income and social contribution taxes at nominal rate - 34%	(158,053)	(125,155)	(158,007)	(126,187)

Adjustment to calculate the effective rate
Permanent differences:
Equity in earnings of subsidiaries	49,922	(4,224)	47,016	(5,954)
Others	10,999	5,474	12,182	5,511
Provision for income and social contribution taxes on foreign subsidiary	(27)	15,308	(27)	15,308
Income and social contribution taxes at effective rate	(97,159)	(108,597)	(98,836)	(111,322)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

22 Risk management and financial instruments

The Company’s operations are exposed to market risks, principally in relation to exchange rate variations, credit risk and grain purchase prices. These risks are monitored by the Risk Management Area that uses a specific system to calculate the “VAR -Value at Risk”, and permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board’s risk management strategy by determining the position and exposure limits. In September 30, 2005 the Value at Risk (VAR) of the financial assets and liabilities, for one year, with a 95% of confidence rating, represents R$ 53,217 (not reviewed by auditors).

a. Exchange rate and interest risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency and by derivative financial instruments, such as rate swaps (dollar to CDI) and future market agreements, in addition to receivables in US dollars from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars and Euros), as a form of mitigating exchange rate risk over its operational and financial assets and liabilities. The nominal amounts of these contracts are not recorded in the financial information. The accumulated results of futures contracts until September 30, 2005 generated a gain of R$101,765 (R$24,458 at September 30, 2004) recorded as financial result in positive foreign exchange variances.

The results of the operations in the currency futures market, realized and not financially settled, and the daily adjustments of currency futures contracts of the Future and Commodities Exchange - BM&F are recorded in the interim financial information as “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”.

Unearned income from contracted operations with future maturities is not recognized in the financial information. The market value of these contracts, if they were settled at September 30, 2005, would give rise to a gain of approximately R$ 55,860.

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:
Consolidated
	September 30, 2005	June 30, 2005
Assets and liabilities in foreign currency
Cash and short-term investments	1,632,326	1,243,031
Amounts receivable from futures contracts	36,659	23,084
Trade accounts receivable	239,299	387,979
Loans and financing	(2,290,922)	(1,913,583)
Swap contracts (dollar for CDI)	244,101	315,906
Suppliers	(34,036)	(37,012)
Amounts payable for futures contracts	(17,775)	(10,432)

	(190,348)	8,973

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Consolidated hedge contracts outstanding at September 30, 2005 with their respective payment schedules are as follows:
Position	Payment schedule
Derivative instruments	September 30, 2005	2005	2006	2007	2008	2010
Currency swap contracts:
Base value - R$	244,101	84,770	137,047	12,908	9,376	-
Base value - US$	91,763	32,592	51,667	4,347	3,157	-

Receivables/payables:
Asset	13,697	5,191	8,506	-	-	-
Liability	(151,495)	(49,085)	(92,123)	(5,959)	(4,328)	-

Rate swap contracts:
Base value - R$	652,493	174,720	33,333	-	-	444,440
Base value - US$	293,625	78,625	15,000	-	-	200,000

Amount receivable	1,184	225	11	-	-	948
Amount payable	(449)	(449)	-	-	-	-

Futures contracts - US dollars:
Long position - US$	164,000	164,000	-	-	-	-
Short position - US$	253,000	253,000	-	-	-	-

Future market contracts:
Receivable	36,659	36,659	-	-	-	-
Payable	(17,775)	(17,775)	-	-	-	-

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for domestic accounts receivable.

An allowance for doubtful accounts was established for the receivable where management considers that there exists a risk of it not being received. The expenses with doubtful receivable totaled R$5,673 in the period ended September 30, 2005 (R$4,223 at September 30, 2004).

c.	Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of fodder for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains a risk management strategy based on its inventory policy through physical control.

d.	Estimated market values

Financial assets and liabilities are presented in the interim financial information balance sheet at cost plus accrued income and expenses and are stated according to their corresponding expected realization or settlement.

The market value of the derivatives at September 30, 2005, estimated based on market price quotations for similar contracts, approximated corresponding book values. Estimated market values of financial instruments as compared to accounting balances are presented in the table below:

Consolidated
September, 2005
Cost	Market value
Cash and cash equivalent	157,473	157,473
Short and Long Term Investments - Local Currency	565,726	565,726
Short and Long Term Investments - Foreign Currency	1,616,183	1,618,759
Trade accounts receivable	398,572	398,572
Loans and financing	2,953,598	2,969,462
Suppliers	499,643	499,643
Futures Contracts, net	18,884	16,361

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

e.	Financial indebtedness
Consolidated
September 30, 2005			June 30, 2005

Currency			Currency

Local	Foreign	Total	Local	Foreign	Total
Assets
Cash and cash equivalents	141,330	16,143	157,473	88,138	18,500	106,638
Short-term investments	488,700	1,616,140	2,104,840	614,653	1,222,194	1,836,847
Accounts receivable from future contracts	-	36,659	36,659	-	23,084	23,084

Total current assets	630,030	1,668,942	2,298,972	702,791	1,263,778	1,966,569

Long-term investments	77,026	43	77,069	74,302	2,337	76,639

Total Financial Assets	707,056	1,668,985	2,376,041	777,093	1,266,115	2,043,208

Liabilities
Short-term financing	464,150	948,013	1,412,163	473,948	1,058,687	1,532,635
Accounts payable from future contracts	-	17,775	17,775	-	10,432	10,432
Swap contracts - Short-term	216,534	(216,534)	-	253,557	(253,557)	-

Total current liabilities	680,684	749,254	1,429,938	727,505	815,562	1,543,067
Long-term financing	198,526	1,342,909	1,541,435	288,911	854,896	1,143,807
Swap contracts - long-term	27,567	(27,567)	-	62,349	(62,349)	-

Total noncurrent liabilities	226,093	1,315,342	1,541,435	351,260	792,547	1,143,807

Total financial liabilities	906,777	2,064,596	2,971,373	1,078,765	1,608,109	2,686,874

Financial income (expenses), net	(199,721)	(395,611)	(595,332)	(301,672)	(341,994)	(643,666)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

23 Insurance (not reviewed by auditors)

The Company and its subsidiaries have adopted a policy of maintaining insurance coverage at levels that management considers adequate to cover any risks related to liability or damages involving their assets. Due to the characteristics of the operations carried out in multiple locations, management takes out insurance for maximum possible loss in a single event, which covers fire, comprehensive general liability and miscellaneous risks (storms, lightning and floods). The Company also takes out insurance for the transportation of goods, personal injury and vehicles.

24 Private pension plan

a.	Defined contribution plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution social security plan for employees managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting real gains.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for the supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

At September 30, 2005 and 2004, the parent company contributions totaled R$1,525 and R$1,490 respectively, and the consolidated contributions, R$1,565 and R$1,518, respectively.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At September 30, 2005 the Foundation had a total of 22,135 participants (22,871 at June 30, 2005), of which 18,636 were active participants (19,418 at June 30, 2005).

b.	Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary social security plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at September 30, 2005 and 2004 totaled R$1,644 and R$981 respectively. As of September 30, 2005 this plan had 11,176 participants (12,089 at June 30, 2005).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

25 Subsequent events

a.	Resumption of slaughter of cattle

Starting on October 1, 2005, the Company resumed the slaughter of cattle in the Várzea Grande (MT) unit, which was leased to third parties. The Várzea Grande unit has a slaughtering capacity of 1000 cattles per day (not reviewed by the auditors) and the major part of its production will be export.

b.	Partnership for the slaughter and processing of chickens

On October 4, 2005, the Company signed an agreement with Frigorífico Nicolini, located in Garibaldi (RS), for the slaughter and processing of 140 thousand per day (not reviewed by the auditors) under Sadia’s brand, which production will be for export.

26 Additional information

The statements of cash flow and added value are presented as additional information to the financial information. As a result of the reclassification of the breeding stock, done in June 30, 2005, the statements of cash flows and added value as of September 30, 2004, were adjusted in order to reflect this reclassification and maintain comparability with the information as of September 30, 2005.

a.	Statement of cash flow

The statement of cash flow was prepared by the indirect method based on accounting records in accordance with the instructions established in NPC 20 of the Brazilian Institute of Independent Auditors (IBRACON).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
Parent company	Consolidated
September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Net income for the period	423,680	310,855	422,967	311,255
Adjustments to reconcile net income to cash
generated by operating activities:
Variation in minority interest	-	-	1,099	88
Accrued interest, net of paid interest	(181,307)	23,969	(232,991)	65,177
Depreciation, amortization and depletion allowances	132,719	140,593	133,785	141,165
Amortization of Goodwill in acquisition of investments	7,246	-	7,246	-
Equity in income of subsidiaries	(146,831)	12,423	184,256	2,994
Deferred taxes	16,700	53,662	17,254	53,494
Contingencies	9,196	(858)	9,421	(625)
Disposal of permanent assets	3,373	1,522	3,366	1,518
Variation in operating assets and liabilities
Trade notes receivable	236,443	240,484	(48,967)	124,890
Inventories	(87,835)	(228,558)	(84,957)	(229,308)
Recoverable taxes and others	(161,883)	(34,523)	(76,100)	(42,383)
Judicial deposits	(1,217)	916	(1,217)	916
Suppliers	7,900	31,647	11,990	28,457
Advances from customers	671,873	(6,069)	-	-
Taxes payable, salaries payable and others	44,846	(157,146)	(187,561)	(192,813)
Net cash generated by operating activities	974,903	388,917	159,591	264,825
Investment activities
Funds from the sale of permanent assets	2,612	4,602	2,612	4,660
Investments in subsidiaries	(29,702)	(1,088)	-	-
Purchase of property, plant and equipment	(475,819)	(239,585)	(479,801)	(241,106)
Portion paid in the acquisition of a subsidiary, net of cash	(54,021)	-	(54,021)	-
Short-term investments	(272,156)	(738,618)	(1,411,660)	(2,237,759)
Redemption of investments	242,041	800,098	1,262,219	52,390,01
Net cash from investment activities	(587,045)	(174,591)	(680,651)	(84,190)
Loans
Loans received	635,700	923,050	1,981,258	1,187,822
Loans repaid	(827,203)	(949,329)	(1,318,425)	(1,265,962)
Dividends paid	(129,721)	(131,218)	(129,721)	(131,218)
Purchase or treasury shares	(10,179)	-	(10,179)	-
	(331,403)	(157,497)	522,933	(209,358)
Net cash from loans
Cash at beginning of year	84,270	91,130	155,600	230,403
Cash at end of year	140,725	147,959	157,473	201,680
Net increase (decrease) in cash	56,455	56,829	1,873	(28,723)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Statement of consolidated added value

The statement of added value presents generation and distribution of revenues as presented in the statement of income for the period. Said revenues were basically distributed among human resources, third-party capital, government and shareholders.

The statement of added-value was prepared based on the model provided by the Institute for Accounting, Actuarial and Financial Research of the University of São Paulo.

Consolidated
Nine months ended
2005	2004
Revenues/income	6,021,697	5,397,021

Revenues generated by operations	6,020,119	5,213,797
Sale of products, goods and services	6,020,119	5,213,797

Income from third parties	1,578	183,224

Other operating results	18	8,800
Financial income	184,732	180,513
Equity pickup	(184,256)	(2,994)
Other nonoperating results	1,084	(3,095)

Raw materials acquired from third parties	(3,009,629)	(2,413,457)

Services rendered by third parties	(1,046,936)	(908,148)

Added value to be distributed	1,965,132	2,075,416

Distribution of added value
Human resources	696,504	593,256
Interest on third-party capital	(92,554)	260,278
Government	792,611	765,328
Shareholders (dividends)	55,977	51,349

Retention	512,594	405,205
Depreciation/amortization/depletion	141,031	141,165
Retained profits	365,890	259,817
Others	5,673	4,223

Sadia S.A.

Board of Directors

Walter Fontana Filho
Chairman

Eduardo Fontana D´Ávila
Member

Osório Henrique Furlan
Member

Alcides Lopes Tápias
Member

Everaldo Nigro dos Santos
Member

Francisco Silverio Morales Cespede
Member

Marise Pereira Fontana Cipriani
Member

Norberto Fatio
Member

Romano Ancelmo Fontana Filho
Member

Sérgio Fontana dos Reis
Member

Vicente Falconi Campos
Member

Sadia S.A.

Officers
Gilberto Tomazoni
Chief Executive Officer

Luiz Gonzaga Murat Júnior	Ernest Sícoli Petty
Chief Financial Officer and Investor Relations Director	Supply Director

Cláudio Lemos Pinheiro	Flávio Luís Fávero
Administrative and Controllership Director	Industrialized Production Director

Flávio Riffel Schmidt	Gilberto Meirelles Xandó Baptista
Information Technology Director	Internal Market Commercial Director

Alfredo Felipe da Luz Sobrinho	Guilhermo Henderson Larrobla
Institutional and Legal Relations Director	International Sales Director

Adilson Serrano Silva	José Augusto Lima de Sá
Human Resources and Management Director	International Relationships Director

Alexandre de Campos	Paulo Francisco Alexandre Striker
International Sales Director	Logistics Director

Antonio Paulo Lazzaretti	Roberto Banfi
Technology and Quality Guarantee Director	International Sales Director

Ricardo Fernando Thomas Fernandes	Valmor Savoldi
Grain Purchase Director	Planning, Logistics and Supplies Director

Sérgio Carvalho Mandin Fonseca	Ronaldo Korbag Muller
National Sales Director	Poultry Production Director

* * *

Jairo Aldir Wurlitzer	Giovanni F. Lipari
Accounting Manager	Accountant
CRC/SC 13.937	CRC 1SP201389/0-7